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                          June 9, 2022

       Kenneth Rice, Jr. MBD, JD, LLM
       Chief Operating Officer and CFO
       Meta Materials Inc.
       1 Research Drive
       Dartmouth, NS B2Y 4M9
       Canada

                                                        Re: Meta Materials Inc.
                                                            CIK 0001431959
                                                            Form S-3 Filed June
2, 2022
                                                            File No. 333-265371

       Dear Mr. Rice:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alex
King at 202-551-8631 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing